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Invest in Grapevine

The first group giving platform for everyday philanthropists

GRAPEVINE.ORG SAN FRANCISCO CALIFORNIA

grapevine
Give together and make more of a difference.
Giving Circles are like book clubs for donating. Discover nonprofits and vote on where to give together.
100+ Women Who Care Rochester • New York
NE2D: Climate Justice Giving Circle
Racial Equity and Criminal Justice Reform in NYC
NYC Innovators Give Back

"I want to give back, but I'm not sure how" is something that we felt and heard over and over. This sparked our idea for a modern giving solution that was social, impactful and educational. As a team with deep experience in microfinance, crowdfunding, grantmaking, nonprofits, startups and online communities, we knew we were up for the task.

Emily Rasmussen Co-founder & CEO @ Grapevine

ABOUT UPDATES 8 REVIEWS 22 ASK A QUESTION 3

Why you may want to invest in us...

1. $1.5M+ donated w/ 67% MOM growth from 5K donors. Revenue avg 5%+
2. CEO has Harvard MBA. CTO is a serial Founder/CTO with 2 prior acquisitions & raised $20M+ from a16z
3. Investment from XX, Y-Combinator alumni, Human Interest Cofounder, Caviar Cofounder & many customers
4. Fastest-growing social movement in a $410B philanthropic space
5. Partnered with Philanthropy Together — the new giving circle initiative from the Gates Foundation
6. Circles have been featured in the NYT, Forbes, Vogue, and local outlets throughout the country
7. Grapevine is a paradigm-shift for online giving

Why investors ❤ us

WE'VE RAISED $632,386 SINCE OUR FOUNDING

Grapevine has built a platform for a revolutionary new type of peer philanthropy: giving circles. With very limited resources, Grapevine has already managed to move over $1,000,000 in donation money and make a huge splash in philanthropy space. This company represents an enormous opportunity for investors: there's easily the potential to build a billion dollar company as well as significantly increase the amount of total charitable giving worldwide, and in doing so, address some of our most challenging social problems today. Finally, it's led by a remarkable founder who's spent years working in finance for social impact. Emily is a rare founder who truly wants to build a greatbusiness and give back.

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Paul Sawaya

LEAD INVESTOR | INVESTING $10,000 THIS ROUND

It's easy to see why giving circles are an effective way to contribute to causes important for our society. The Grapevine platform is a simple and easy way to make these giving circles mainstream. On top of that, the founders are very much the right fit to be taking on this endeavor.

Shawn Tsao

Grapevine's Giving Circles fills a huge, overlooked opportunity in philanthropy and social impact. The results are clear, by uniting a donor's social network,



community collaboration, and expert advice, donations substantially increase, impact is amplified, and donors are engaged. Grapevine is going to be the de facto method for giving in the years to come.

John Waldeisen
Founder & ex-CEO, Lucira Health (YC W15) / Founder & CTO, Animalia Health / Mentor, XX & Wefunder's "Fight the Pandemic" Fund

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Our team
AND OUR MAJOR ACCOMPLISHMENTS



Emily Rasmussen
Co-founder & CEO
10 years of microfinance, crowdfunding and nonprofit fundraising experience. MBA from Harvard Business School.




Arrel Gray
CTO
Former Co-founder & CTO of Wonderschool, an Andreessen-Horowitz-backed company (raised >$20M led by a16z), also Soldsie (acquired) and 17FEET (acquired by Google)
(in)



Emily Schaefer
Content & Community Manager
Previously at JPMorgan Chase and Teachers Pay Teachers — where she ran communications for their 5M+ educator community.
(in)



Jessan Hutchison-Quillian
Co-founder & Senior Advisor
Co-founded Google's Giving Week, led their giving platform, and launched their Donate button in search results.
(in)



Chloe Moon
Technical Advisor
Built Grapevine's v1 platform! Led front-end development for Google's donation platform and the Google for Nonprofits program.

In the news

  

Downloads

📄 Grapevine GC Overview - Aug 2020v4 Slim.pdf

We help people support the causes they love... together.

The problem: The philanthropic industry was built for the ultra wealthy, but Everyday Philanthropists are a $282Bn market.



Annual donations from Everyday Philanthropists

$141Bn

Donated to nonprofits per year from mass affluent and mass market Americans—50% of total donations from individual Americans.*

$282Bn

Potential donations from Everyday Philanthropists

$141Bn

Could be unlocked if the mass affluent and mass market had a more *simple, dynamic, connected and joyful* way to give.^

*Golden Age of Philanthropy Still Beckons: National Wealth Transfer and Potential for Philanthropy, Boston College, Center on Wealth and Philanthropy ^Based on an Ideas42 Giving Poll, funded by the Gates Foundation.

The Solution: Giving Circles are like book clubs (or AngelList Syndicates) for donating!



Giving Circles were created by


Everyday Philanthropists who
wanted a better way to give

Launchpad Incubator for new Giving Circle Leaders (Cohort 1), created by Philanthropy Together and supported by Grapevine

We're the first platform for Giving Circles that helps groups pool their donations and decide together where to give.


Giving Circles are social, recurring and sticky
#1
Grant to winner
Pool donations
Identify nonprofits
Vote on nonprofits
Donors create a group to pool their donations
Members nominate or experts select nonprofits for the group to vote on
Repeat! Giving recurs on a monthly, quarterly, or annual basis

We've already helped 5K donors give over $1.5M by growing donations 67% MOM - with NO MARKETING SPEND.


New donations ($) per month
$400,000
$300,000
$200,000
$100,000
$0
February
March
April
May
June
July

We're building the future of giving... and it's collaborative.

We're the first open **crowdgranting** platform that enables donor groups to 1) pool their money in a charitable fund before deciding where to give, 2) do this on a recurring basis, 3) track their impact over time. This community-based experience is distinct from the transactional experience of crowdfunding, where donors support the goals and passions of others through a one-time campaign. Grapevine is a paradigm-shift in how we give.


We're creating the new, viral model of giving
Online
KICKSTARTER
gofundme
grapevine
Crowdfunding
Crowdgranting
Nonprofit Galas
Charity Runs
WOMEN'S GIVING CIRCLE
The Boston Foundation tBf
Offline

We're a team of serial founders and builders from Harvard Business School, Wonderschool, Google, AirBnB — who are on a mission to make purposeful giving accessible to all.

Emily R. has 10 years of microfinance and nonprofit fundraising experience and spent her time at Harvard Business School consulting for Kickstarter and launching a new crowdfunding platform. Arrel is a serial startup founder & CTO who built the Andreessen-Horowitz-backed company, Wonderschool, and two other startups that were acquired.



Our partners include a Gates-backed National Giving Circle initiative, and networks that cover nearly 70% of the field.

Through these partnerships we are becoming THE trusted partner and go-to online infrastructure provider for giving circles across the country. Our growth has come from these partnerships, referrals, outreach, and organic growth from donors finding us online and starting their own circles on the platform.



Our scalable business model is used by other big tech startups

We are a tip-based platform like many leading platforms, e.g. GoFundMe. We accept tips from donors when they make donations. We're already speaking with universities, wealth advisors, nonprofits and more that have reached out to us about a premium version.

Business model is in-line with leading fintechs

Years	2020+	Expansion Opportunity
Product	Donation platform*	Premium version/ white label
Monetization	Collect tips from individual donors (avg. 5-7%). Charge transaction fees (3-5%) for enterprise.	Charge hosting/ subscription fees for premium enterprise/ white label (e.g. universities, financial services, nonprofits).
Donation Opportunity	$103B+	TBD
Revenue Opportunity	$5B+	TBD

*We will facilitate an increasing share of circle members' individual donations over time - expanding donations and revenue per donor on the platform. Giving Circle donors give more than the average donor.

Why now? The opportunity to help people make a big difference together is greater than ever.

Covid-19 has created greater need in our communities than ever. It has also made it impossible for Giving Circles to meet in person to do their grantmaking, which is driving increased adoption of Grapevine's online tools and virtual meeting support.

And Giving Circles have already been growing rapidly. This grassroots movement has tripled in the past 10 years... and is expected to more than double by 2024.

Giving Circles are already an offline movement



Source: National Giving Circle Initiative

We project we'll move more than $1Bn dollars to charity in 2025 alone and earn $70M in revenue.



We'll do this by continuing to capture the existing Giving Circle industry through partnerships, referrals, and business development. We will also expand the market through strategic partnerships with networks and communities and digital marketing.

We'll reach $1Bn by making Giving Circles mainstream & viral!

We're starting by making giving circles easier to start, run, and grow through online tools. Giving Circle Leaders no longer need to spend weeks or months setting up infrastructure!





And we're expanding the adoption of Giving Circles by introducing them to a broader range of donors who are eagerly adopting and spreading this new model.

Here's just a peek at a few Giving Circles on Grapevine and the impact that they've made.



Name: Liberated Capital

Focus area: Native Americans & POC

Summary: Edgar Villanueva started a giving circle to support the Native American communities. When Covid hit, some of these communities were devastated, but his giving circle was there to help. They moved hundreds of thousands of dollars to over 60 nonprofits across the country. This included nonprofits that provide basic necessities like masks, sanitizers and diapers; childcare services for essential workers; and support to those unable to pay rent and utility bills. These nonprofits include: Native American Community Clinic, Cultural Survival, and Native Women's Society.



Name: Black Trans Lives Thrive

Focus area: Organizations run by and for Black Trans Women

Summary: Black Trans Lives Thrive is a group that supports nonprofits run by and for Black Trans Women. Members commit to donating at least $25 each month and then the group collectively decides on a nonprofit that they'll support each quarter. This quarter, the group is supporting SWOP-Bronx, a nonprofit dedicated to the fundamental human rights of sex workers and their communities, focusing on ending violence and stigma through education, community building, and advocacy.



Name: 100+ Women Who Care Rochester

Focus area: 100+ women give $100 each/ quarter to support Rochester NY with $10K+/ quarter

Summary: Founded in 2019 by a group of professional women who shared the common goal of wanting to use their resources to disrupt towards goodness. They've brought together nearly 200 women to raise over $30,000 for nonprofits in Rochester. The first nonprofit they supported was Brightstar Community, focused on helping women survivors of sex trafficking, prostitution, abuse and addiction find healing, hope, and freedom.

Ready to start your own? Head to Grapevine.org to start yours today!

Our community loves us and calls us "revolutionary"!



Giving circles love Grapevine

"Can't come Tuesday night, so just donated. Very easy!" - Giving Circle Member

"This is revolutionary!" - Giving Circle Leader

"Grapevine and its network of grantmakers have been instrumental in connecting our giving circle with high quality nonprofits in line with our values." - Giving Circle Leader

"I just want to express my gratitude for this initiative. It is actually the first time I have been a philanthropist. ... a regular monthly contributor!! ... I am overjoyed to be part of this beloved community building circle." - Giving Circle Member

"I absolutely love this tool!" - Giving Circle Member

"Disappointed I won't be in the room with such amazing people. Still able to engage the team through my donation and this note." - Giving Circle Member

Now is the time... let's do this! *Together.*

The need in our communities and the importance of online solutions for us to meaningfully gather, collaborate, and donate is greater than ever. The opportunity for us to make a massive difference is NOW. Help us lean into this moment to support communities today and lay the groundwork for the future of giving!



*Team Grapevine Giving Circle Celebrating $1M Milestone - July 2020

Investor Q&A

What does your company do? ⌄

— COLLAPSE ALL

We are an all-in-one payments and community management solution for Giving Circles. With Grapevine, circles can launch in just a few minutes, collect donations, nominate and vote on nonprofits, invite new members, crowdfund, get expert advice, create reports, and more. Giving Circles bring people together around a common cause, community, motivation, or goal. They have two key elements: 1) a group of donors pools their recurring donations, 2) the group decides together where to donate the money.

Where will your company be in 5 years? ⌄

In 2025 we will facilitate $1Bn in donations and will have helped grow the Giving Circle industry from 1.6K circles nationally to 10K. We plan to do this by making it easier and cheaper for existing circles to manage and grow their operations, and by making it simple for new circles to launch in just a few minutes and grow and succeed with our all-in-one solution. We hope to take the giving circle model into whole new communities with our light touch solution.

Why did you choose this idea? ⌄

"I want to give back, but I'm not sure how" is something that we felt and heard over and over. This sparked our idea for a modern giving solution that was social, impactful and educational. As a team with deep experience in microfinance, crowdfunding, grantmaking, nonprofits, startups and online communities, we knew we were up for the task.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Covid-19 has created great need in our communities and has also made it impossible for giving circles to gather. Shutting down their giving at this time would be catastrophic for their communities, who receive an average of $100K per year from each of these groups - $160M+ nationally.

So we created the Virtual Giving Circle Playbook to help circles run successful virtual gatherings and manage all of their payments and collaboration on Grapevine. We have been overwhelmed with the response! Giving Circles need our help so they don't have to cancel their next grantmaking cycle.

It's also the right time to expand our collective impact, as the need is great and online tools are necessary. We need your help to accelerate this!

How far along are you? What's your biggest obstacle? ⌄

We have more than 4,700 donors on the platform and have facilitated more than $1.4M in donations. We have 65 giving circles active on the platform and thousands more in the pipeline through our partnerships with major giving circle networks like the 100 Who Care Alliance and Philanthropy Together, the new national giving circle initiative funded by the Gates Foundation.

Our biggest obstacle is keeping up with demand! We need to expand our engineering and growth/ community teams to keep supporting groups and helping to launch new ones.

Who competes with you? What do you understand that they don't? ⌄

We are the only public crowdgranting platform built for Giving Circles. As one circle leader recently said, "This is revolutionary!"

We are the first mover in a market with significant switching costs. Others don't get:
1) This market is based on recurring gifts, not one-time campaigns; the long-term value is significant.
2) This is a grassroots movement with huge potential to extend into new communities.

3) Circle members give much more than average; huge potential to facilitate their individual giving too.

Competitors, kinda:
1) GrowFund: Vertically integrated nonprofit sponsor of giving circles- side program of a large org
2) Alma: Giving accounts with curated nonprofit funds
3) Givz: Giving accounts for donors

How will you make money? ⌄

We earn revenue at donation checkout - these are not pre-set fees but are a Pay What You Want (tip) model. Our average tip is 5-7%. (Note that once donors create an account to join a circle, they can also donate to any of the 1.1M US nonprofits, get a consolidated tax receipt, and track their total impact over time. We will facilitate an increasing share of their total charitable wallet.)

We are also starting to do paid consulting arrangements to support the significant interest in this from companies and nonprofits to help them launch new giving circles for their communities/ brands.

We'll develop a premium product with advanced admin tools and white label options that we'll charge large Giving Circles, companies and nonprofits for.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our greatest risks:
1) Economic downturn that could reduce giving. (We target committed donors that aren't as susceptible to this.)
2) A large giving platform replicates our model. (The recurring giving of circles makes switching costs high; we're moving fast to capture the existing market and build a hub/network so circles come to us and won't leave.)

We will fail if we do not get existing giving circles to adopt and recommend us to others.

To succeed, we need to:
1) Overcome the status quo to get circles on the platform (We're doing this now; Covid-19 has helped.)
2) Raise awareness of the Giving Circle model more broadly to drive mass adoption. (We're already doing this with influencers, social and pro networks, etc.)

